Mark Crone Managing Partner mcrone@cronelawgroup.com Eleanor Osmanoff Partner eosmanoff@cronelawgroup.com

VIA EDGAR

September 13, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attn:	Doris Stacey Gama, Chris Edwards, Christine Torney and Daniel Gordon

Re:	Re: Curanex Pharmaceuticals Inc Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 15, 2024 CIK No. 0002025942

Ladies and Gentlemen:

On behalf of our client, Curanex Pharmaceuticals Inc (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 28, 2024 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 (“DRS”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the DRS (“Amendment No. 2”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. All references in this response letter include the references to Amendment No. 2. Page references in the text of this response letter correspond to the page numbers stated in the Comment Letter.

Amendment No.1 to Draft Registration Statement on Form S-1

Prospectus Summary

Business Overview, page 1

1. You state that you plan to submit an IND for the treatment of ulcerative colitis in 2025 and if the FDA allows you to proceed, a Phase I trial will be initiated 30 days post-IND submission. In parallel, you also intend to initiate additional Phase II trials in the other indications listed. Please clarify what is meant by “in parallel.” If you intend to conduct multiple Phase II trials for different indications after or pending Phase I results, please state so.

Response: In response to this Staff’s comment, the Company revised its disclosure in Amendment No. 2, clarifying that ulcerative colitis is our lead indication. We explained that additional Phase II trials for other indications may be initiated only after progressing with ulcerative colitis, contingent on factors such as trial success and available funding. We also removed the phrase “in parallel” to avoid confusion about the timing of our planned trials.

2. In response to prior comment 3 we note that you have removed some statements or inferences of safety or efficacy throughout the document. Nonetheless, we note that there are still many inferences regarding efficacy throughout the document. We remind you that safety and efficacy determinations are solely within the authority of the FDA or comparable foreign regulator. Please revise or remove statements/inferences throughout your prospectus that your product candidate is safe and/or effective. You may present clinical trial end points and objective data without concluding efficacy and you may state that your product is well tolerated, if accurate. As examples and not limited to, we note that following:

●	“This platform enables us to create a pipeline... superior efficacy compared to existing treatments.” (pg. 2)

●	“We are excited about the potential...with enhanced efficacy...” (pg. 42)

●	“The Disease Activity Index...demonstrating rapid and sustained efficacy.” (pg. 46)

●	“Phyto-N’s superior efficacy compared to existing therapies...” (pg. 47)

●	“suggesting its efficacy in modulating immune responses and alleviating inflammation.” (pg. 49)

●	“The preclinical data demonstrating Phyto-N’s efficacy...” (pg. 49)

●	“The efficacy of Phyto-N as a prophylactic treatment was evaluated in...” (pg. 50)

●	“indicating its rapid onset of action and efficacy in controlling local inflammation.” (pg. 62)

Response: In response to this Staff’s comment, the Company revised the statements throughout Amendment No. 2, specifically addressing this comment. We deleted statements that directly claim or infer efficacy of our product candidate. We also replaced references to “efficacy” with more appropriate terms such as “potential effects,” “observed results,” or “findings that warrant further investigation” and emphasized that safety and effectiveness of our product candidates can only be determined through clinical trials and regulatory review, not on results that are based on preclinical or animal studies.

Risk Factors

If we fail to raise capital when needed it will have a material adverse effect on our business..., page 5

3. We note the disclosure that indicates the proceeds of the Offering will allow you to execute your full business plan. Please disclose what your full business plan is and quantify the amount of funding you require to execute your full business plan. Please also revise the Use of Proceeds section as appropriate.

Response: In response to this Staff’s comment, the Company revised these statements and provided our full business plan and estimated amount of funding we require to execute our full business plan.

Use of Proceeds, page 21

4. In response to prior comment 10 we note you now include a percentage of the proceeds for each purpose. Please also provide the approximate dollar amount intended to be used for each purpose listed and disclose how far in the Phase I or proof-of-concept and Phase II trial clinical trial you expect to reach with the proceeds of the offering.

Response: In response to this Staff’s comment, the Company revised the Use of Proceeds Section and, in addition to a percentage of proceeds for each purpose, we added the approximate amount intended to be used for each such purpose. We also disclosed that we expect the net proceeds from this Offering to cover our expenses for the initial stage of our business plan, specifically to complete IND and initiate Phase I clinical trial for Phyto-N in ulcerative colitis.

Business

Market Opportunity for Phyto-N, page 28

5. We note that the FDA identifies approving two botanical products, Veregen® (sinecatechins) and Fulyzaq®/Mytesi® (crofelemer). Please discuss your basis for concluding that NEXOBRID® was approved by the FDA as a botanical drug.

Response: In response to this Staff’s comment, the Company revised these statements and acknowledged that the FDA explicitly identifies two approved botanical drugs: Veregen® (sinecatechins) and Fulyzaq®/Mytesi® (crofelemer). Regarding NEXOBRID® (anacaulase-bcdb), its complex nature as both a botanical-derived product and a biologic makes its classification distinct from purely botanical drugs. Specifically, NEXOBRID® is derived from botanical sources (pineapple plant stems) and is referred to as a “botanical drug product” in FDA documentation. However, it is more accurately described as a combined product of a botanical and biologic. The FDA has approved it as a biological product for eschar removal. Its complex nature as both a botanical-derived product and a biologic makes its classification distinct from purely botanical drugs. Given this complexity, to ensure complete accuracy in our disclosure, we have removed NEXOBRID® from our list of FDA-approved botanical drugs.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff
Eleanor Osmanoff